Ex 17.1

RESIGNATION

I, Charles McBride, hereby tender and submit my resignation as Treasurer, Chief Financial Officer and as a director of Cirracor, Inc.; such resignations to be effective immediately on this 30th day of January 2006.

/s/ Charles McBride
Charles McBride